For the period ended 10/31/97
File number : 811-06047

                          SUB-ITEM 77 D


         Policies with Respect to Securities Investments

          On October 24, 1997 the Trustees
     approved a change in investment policies of the
            Fund to expand the definition of
equity related securities to include common stocks,
     preferred stocks, securities convertible or exchangeable for common stocks or preferred stocks, equity investments in partnerships, joint ventures and other forms of non-corporate investment, American Depository
     Receipts and warrants and rights exercisable for equity securities`, among others.






























n-sar/msf/12-97/77d